Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

> a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?
>
> ☑ Yes   ☐ No
>
> If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).
>
> The UBS ATS is operated by UBS Securities LLC as the Broker-Dealer Operator. UBS Securities LLC ("UBS") is a broker and dealer registered with the Securities and Exchange Committee (SEC).
>
> The following UBS Equities business units of the Broker-Dealer Operator (the "Business Units") are permitted to enter or direct the entry of agency or principal orders and Conditional Indications (CIs) for execution in the UBS ATS:
>
> **Global Cash Equities -** This business unit is comprised of both sales and trading desks, which provide services to institutional (including other broker-dealers), retail, and corporate clients in cash equity securities. The business unit primarily executes client orders on an agency basis, but it also maintains principal trading books to satisfy clients' liquidity needs as a market maker. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Voice (High Touch) Cash Trading, (2) Portfolio Trading, (3) Central Risk Book, (4) Retail Market-Making (RMM), and (5) Electronic Trading.
>
> **Global Equity Derivatives -** This business is primarily a client facilitation business that services clients in flow and structured derivatives. The derivative products typically traded include but are not limited to OTC, listed, structured notes, dynamic strategies, corporate derivatives, convertible bonds, and commodity index products. The trading desk generally hedges its risk on both a security-by-security and portfolio basis, as appropriate. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Flow Derivative Trading, (2) Structured Products, (3) Public Distribution, and (4) Fund Derivative Trading.
>
> **Global Financing Services -** In addition to providing prime brokerage services to clients, this business operates a market making business in delta-one equity products (e.g., total return swaps, security futures and options). The business also offers securities lending and inventory management services to the UBS Global Equities business. Risks are generally hedged on a trade-by-trade basis. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Equity Finance, and (2) Securities Lending.
>
> All Business Units have the same levels of access to services (e.g., connectivity, liquidity, restrictions) within the UBS ATS and all orders or CIs from the Business Units reach the UBS ATS through the UBS Smart Order Router ("UBS SOR"). The desks of the Business Units, as described above, are Class A Direct Subscribers. For the definitions of each class of ATS Subscriber, please see Part II, Item 5.

Class A Direct Subscribers are permitted to enter and direct the entry of agency and principal orders and CIs into the UBS ATS, using the MPID "UBSS".

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

☐ Yes   ■ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

The UBS ATS offers certain services to the Class A Direct Subscribers that differ from those provided to other classes of Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission.

- Item 3, Exclusion from ATS Services – Class A Direct Subscribers are not subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are not subject to exclusion from ATS Services. Details of that grading process and the definition of the term "Source Category" are available in Part III, Item 13. Furthermore, the Trajectory Cross order type is made available only to Class A Direct Subscribers via the Broker-Dealer Operator's algorithmic product suite (UBS Algo).

- Item 5, Means of Entry – Class A Direct Subscribers do not have direct connectivity to the UBS ATS; their orders and CIs enter the UBS ATS through the UBS SOR using the industry standard Financial Information eXchange protocol (FIX 4.2).

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are described in Part III, Item 9.

- Item 13, Segmentation; Notice – Class A Direct Subscribers are not subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are not subject to exclusion from ATS Services. Details of the grading process and the term "Source Category" are defined in Part III, Item 13.

- Item 14, Counter-Party Selection – For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

- Item 19, Fees – The UBS ATS does not charge an execution fee for Class A Direct Subscribers.

- Item 21, Trade Reporting – Business Unit principal orders crossing with other Business Unit principal orders will be treated as internal journal movements if the same legal entity is on each side of the cross and will not be reported to a trade reporting facility. All other Business Unit principal order crosses will be reported as principal.

c Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the

NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes ■ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

    d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

☐ Yes ■ No

If yes, respond to request in Part III, Item 16 of this form.

Item 5: Other Products and Services

    a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

■ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The Broker-Dealer Operator offers a wide range of execution products and services (the "Electronic Trading Services" or "Services") that enable clients to interact with displayed and non-displayed liquidity, including the UBS ATS, through algorithmic trading, UBS SOR, and Direct Market Access (DMA). The use of the Services is governed by the relevant contractual agreements between the client and UBS Securities LLC with no specific terms and conditions for routing orders and/or Conditional Indications to the UBS ATS.

UBS ATS Subscribers fall into one of the following categories:

- Class A Direct Subscribers are the trading desks (see Part II, Item 1 for more information) which are within UBS Securities LLC ("UBS" or "Broker-Dealer Operator"), where the trading desks route orders and trading interest to the UBS ATS using the Broker Dealer Operator Services and UBS makes the routing decision. This consists of UBS Algorithmic child orders and CIs from the UBS SOR routed on behalf of UBS clients, and also includes Principal flow from UBS trading desks and orders and CIs from RMM.

- Class A Indirect Subscribers are clients of either: (1) the Broker-Dealer Operator (BDO), or (2) an affiliate of the BDO listed in Part II, Item 2 of this Form ATS-N, that direct orders or CIs to the UBS ATS through the Electronic Trading Services provided by the BDO. They must undergo a standard onboarding and KYC review by the BDO or an affiliate of the BDO as listed in Part II, Item 2 of this Form ATS-N.

- Class B Direct Subscribers must be a US registered broker-dealer and a member of at least one self-regulatory organization. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance & Operational Risk Control ("Compliance"). If approved, they must undergo UBS' onboarding and KYC review processes and sign a specific UBS ATS Subscriber Agreement. Class B Direct Subscribers direct orders and CIs to the

UBS ATS through their own direct connections to the UBS ATS;

- Class B Indirect Subscribers must be US based and fully disclosed to and approved by the UBS ATS to direct orders and CIs to the UBS ATS through a Class B Direct Subscriber. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance. If approved, they must undergo UBS' onboarding and KYC review processes, but Class B Indirect Subscribers do not sign a specific UBS ATS Subscriber Agreement. The Broker-Dealer Operator has the authority and discretion to deny any Class B Indirect Subscriber proposal made by a Class B Direct Subscriber.

The Services that UBS offers to Subscribers are as follows.

- Class A Direct Subscribers: The Broker Dealer Operator offers all of the aforementioned Services to the Class A Direct Subscribers.

- Class A Indirect Subscribers: UBS offers Class A Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS (DMA) either through the UBS SOR and/or a UBS developed FIX 4.2 client connectivity proxy and/or through a UBS controlled third party technology platform.

- Class B Direct Subscribers and Class B Indirect Subscribers: UBS offers Class B Direct Subscribers and Class B Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS through a FIX 4.2 or UBP connection (See Part III, Item 5) as well as the ability to establish a direct cross-connect to the UBS ATS (See Part III, Item 6). In addition to being approved by the Broker Dealer Operator, Class B Direct Subscribers and Class B Indirect Subscribers of the UBS ATS must complete an onboarding questionnaire and be approved by the UBS ATS for access to the UBS ATS.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ■ No

If no, identify and explain any differences.

The UBS ATS offers certain services to the Broker Dealer Operator that differ from those provided to other classes of Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading and Conditional Scoring, and therefore are subject to exclusion from ATS Services. However, not all Class A Direct and Indirect Subscriber orders and CIs are subject to reversion analysis and Source Category grading and Conditional Scoring. For more information, please see Part III, Item 13(a). Furthermore, the Trajectory Cross order type is made available only to Class A Direct Subscribers via the UBS Algo.

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are first defined in Part III, Item 9.

- Item 13, Segmentation – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading or

Conditional Scoring, and therefore are subject to exclusion from ATS Services. Class A Direct Subscriber orders and CIs are not subject to reversion analysis, Source Category grading, or Conditional Scoring. Class A Indirect Subscriber orders and CIs are subject to reversion analysis, Source Category grading, and Conditional Scoring only when not received through the UBS SOR.

- Item 14, Counter-Party Selection – For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

- Item 19, Fees – The UBS ATS does not charge an execution fee for Class A Direct Subscribers.

It is possible for a US registered broker-dealer to be a Class B Direct Subscriber of the UBS ATS, and also sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services. In this case, the manner in which such a client sends an order or CI to the UBS ATS determines how the order is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber, according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their direct connection, it would be classified as a Class B Direct Subscriber.

Similarly, it is also possible for a Class B Indirect Subscriber to sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services, in which case the manner in which such a client sends an order or CI to the UBS ATS determines how the order or CI is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber , according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their directed access provided by a Class B Direct Subscriber, it would be classified as a Class B Indirect Subscriber.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?
☐ Yes   ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 3:   Exclusion from ATS Services
a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

■ Yes   ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

For purposes of this Form ATS-N, UBS has defined exclusion from UBS ATS services as follows:
- Whole exclusion means any flow (or subset of flow) eligible for grading that is completely excluded from accessing the UBS ATS.
- Partial exclusion means any flow (or subset of flow) eligible for grading that has its interactions in the UBS ATS limited by virtue of a contra-party crossing restriction and/or the Source Category assigned to that flow (or subset of flow).

The UBS ATS will suspend/wholly exclude any flow (or subset of flow) which is eligible for grading if the associated reversion metric exceeds 100% reversion for three consecutive monthly reviews. The UBS ATS reserves the right to suspend or wholly exclude any flow (or subset of flow) for reputational, regulatory, conduct, or other similar reasons. A Subscriber's partial exclusion from ATS services is determined by the Subscriber's assigned Source Category, and by the crossing restrictions associated with contra-party orders or CIs. A Subscriber's Source Category (if eligible for grading) is determined by the grading process described in Part III, Item 13. Crossing restrictions are also described in Part III, Item 13.

Similarly, the Conditional Indication (CI) handling process allows for partial exclusions dependent on the crossing restrictions entered on the contra order or CI. Handling and scoring of CIs is described further in Part III, Item 9.

Subscriber Flows assigned to Source Category 5 are not eligible for Adaptive Cross Priority.

The Trajectory Cross order type is made available only to Class A Direct Subscribers via the UBS Algo.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?
☐ Yes   ■ No

If no, identify and explain any differences.

For the purpose of this Form ATS-N, the term Subscriber Flow refers to a subset of orders and CIs originated by a Subscriber and attributed to such subset on an a-priori basis.

Orders and CIs received through the UBS SOR (i.e., all Class A Direct Subscriber Flow and certain Class A Indirect Subscriber Flow) are not subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are not subject to exclusion from ATS Services. Details of the grading process and the definition of the term "Source Category" are available in Part III, Item 13.

Item 7:   Order Types and Attributes
a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The following order and CI types are offered by the UBS ATS:

- Pegged Orders and CIs – A pegged order may be pegged to the near, midpoint, or far side of the national best bid or offer (NBBO), and may be executed at any price at or within the NBBO. Pegged orders may optionally have a limit price.

- Limit Orders and CIs – An order to buy or sell a stated amount of a security at a specified price or better. A marketable limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

- Market Orders – An order to buy or sell a stated amount of a security that is to be executed at or better than the NBBO at the time the order reaches the UBS ATS. Market Orders are treated the same as market Pegged Orders.

- Trajectory Cross (TrajX) Order Type – An order type used to buy or sell a specific quantity of a security during a Trajectory Cross Interval (as defined in Part III, Item 11) utilizing Conditional Indications (CIs) and Firm-Up Orders. Executed shares are priced at the UBS VWAP (as defined in Item III, Part 11) calculated over the applicable Trajectory Cross Interval. TrajX CIs and Firm-Up Orders may be submitted by the UBS Algo as a market order with or without a limit price or as a limit order.

i. The priority of an order is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the Adaptive Cross Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. For additional information on Adaptive Cross, please refer to Part III, Item 11 of this Form ATS-N. The priority of a Conditional Indication (CI) is determined by its effective price, then by its quantity, and then by its time of receipt by the UBS ATS. For priority purposes, the effective price of an order or CI is defined based on its type:

- For Pegged Orders and CIs: The effective price is considered to be the less aggressive of the limit price (if provided) and the pegged price (near, mid, or far). For midpeg orders, there is an additional option, 'PeggedMidpointMode', which is described below.

- For Limit Orders and CIs: The effective price is considered to be the limit price.

In all cases, the effective price of an order or CI will not be allowed to exceed the far price (i.e., for buy orders or CIs, the NBO, and for sell orders or CIs, the NBB). Limit orders or CIs with limit prices that exceed the far price (i.e., marketable limit order or CI) will be treated as though they are at equivalent prices (i.e., the far price) for priority purposes.

An order will be matched with the highest priority order(s) that would not violate any crossing restrictions. So, for example, the highest priority buy order may cross against the second-highest priority sell order if there is a crossing restriction on the highest priority buy order or the highest priority sell order that prevents crossing between those two orders.

All modifications of orders and CIs processed by UBS will cause an order or CI to lose its original time priority. The time priority of a modified order or CI will correspond to the time when the modified order or CI is received by the UBS ATS. In all cases, the timestamp used by the UBS ATS is measured in microseconds.

When two orders are matched in the UBS ATS, they will be matched at the earlier received order's effective price ("Price Determining Order"), which may be modified based on the LULD bands for execution, but not for priority purposes.

Upon receiving an order, or upon a market data update, the UBS ATS will attempt to match orders. After that process completes, the UBS ATS will then combine and sort all remaining orders and CIs according to their respective priority to generate invitations to CIs (an "Invite" or "Invitation").

Invites will only be generated if the Invite would not violate any crossing restrictions (e.g., minimum quantity, Source Category restrictions, conditional invite grade restriction, etc.).

TrajX will be managed through existing CI functionality/workflow and the priority for TrajX CI invites is determined first by the limit price, then by order size, and finally by the time of receipt by the UBS ATS. TrajX Orders sent as a market order with no limit price have the highest priority in the invite phase.

ii. If the Price Determining Order's limit price is more aggressive than the far band, and the relevant band is inside the NBBO, the effective price will be either adjusted to be equal to the far band for Price Determining Orders that are Limit Orders or excluded from execution consideration for Price Determining Orders that are Pegged Orders.

TrajX Firm-Up Orders will be priced at the conclusion of the Trajectory Cross Interval (see Part III, Item 11 for the definition of "Trajectory Cross Interval") at the UBS VWAP (see Part III, Item 11 for the definition of "UBS VWAP").

iii. The UBS ATS does not currently support an order type designed solely for the purpose of not removing liquidity.

iv. The UBS ATS supports Pegged Orders and Pegged CIs, which may or may not have a limit price. For the avoidance of doubt, the priority of a Pegged Order or CI can be determined either by the limit price, or the peg price, depending on which price is less aggressive. Therefore, two Pegged Orders or CIs pegged to the same price but with different limit prices may have different priority based on where the limit prices are with respect to the pegged price.

PeggedMidPointMode: The UBS ATS supports two variants of midpoint Pegged Orders or CIs: (1) FillToLimit (default), and (2) FillToMidpoint. For orders, the variant only affects execution price if the limit price on the order is less aggressive than the midpoint (i.e., a buy order with a limit price below the midpoint or a sell order with a limit price above the midpoint). If FillToLimit is selected, these orders may fill away from the midpoint, whereas orders with FillToMidpoint selected will not. For CIs, the variant affects whether an Invite can be generated.

TrajX is supported through CI functionality/workflow where the TrajX CI and TrajX Firm-Up Orders must be submitted as either a market (with or without a limit price) or a limit order with a time in force of Day.

v. The UBS ATS does not route orders or CIs to other trading centers.

vi. The UBS ATS accepts orders with an instruction that the order post within the UBS ATS until executed, canceled, or expired at day's end ("Day Orders") or with an instruction that the order be immediately crossed with other orders in the UBS ATS or cancelled ("IOC Orders"). CIs can only be sent as Day Orders because IOC Orders are not supported.

vii. The UBS ATS does not support replacing the order type of an order or CI.

viii. UBP does not support the sending of market peg orders or CIs. Both market pegged orders and CIs are supported via FIX 4.2.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?
■ Yes ☐ No

If no, identify and explain any differences.

Item 9: **Conditional Orders and Indications of Interest**
a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?
■ Yes ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX 4.2), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditional Indications (CIs) represent an intent to trade, specifying a security, a side (buy or sell), a price, a quantity and a minimum executable quantity. A CI will be held by the UBS ATS until cancelled or expired at the end of the day. CIs can only be sent to the UBS ATS via FIX 4.2 protocol.

If either two CIs or an order and a CI match in criteria, the UBS ATS will send a message to one (or more) CI sender(s) indicating that there is a potential opportunity to trade (an "Invite" or "Invitation"), but will not provide any information on price or quantity available. An Invite message is represented as an Unsolicited Cancel Execution Report (FIX 4.2 Tag 35=8 and Tag 39=4). The Invite is sent to the sender of the CI by the UBS ATS to notify them that an eligible contra (i.e. CI or order) is present.

Upon receipt of the Invite, the CI sender is expected to respond to an Invite message by sending a Day Order (a "Firm-Up Order") (NewOrderSingle, FIX 4.2 Tag 35=D) message to the UBS ATS with a reference to the Invite ID in the Invite message. The Firm-Up Order may be for a quantity different than the quantity of the CI (although UBS reasonably expects Firm-Up Orders to be at least equal to the minimum executable quantity) and should be received by UBS within 100 milliseconds. While the UBS ATS will still accept Firm-Up orders received more than 100 milliseconds after the Invite was sent, for scoring purposes a late response will be considered as not responding at all. Regardless of if/when the CI sender responds to an Invite, the CI is always cancelled after the UBS ATS sends an Invite. The sending of an Invite will not delay or prevent any orders from matching in the UBS ATS prior to receipt of a responding Firm-Up Order.

Firm-Up Orders are not required or destined to match with the contra order or CI that generated the Invite. Firm-Up Orders, from a matching logic perspective, will match with the same priority logic as any other orders taking into account applicable crossing restrictions.

All Firm-Up Orders entered into the UBS ATS will expire and be cancelled back to the sender after 500 milliseconds if not fully filled or cancelled by the sender. During the lifecycle of a Firm-Up Order, it may execute against any eligible contra order, but the Firm-Up Order will never generate an Invite to another CI.

Senders of CIs will be subject to a monthly evaluation in which the quality of their CIs and subsequent Firm-Up Orders are measured and assigned a Conditional Score (the "Score"). The metrics used to measure the quality of CIs are: 1) a blended reversion metric that assesses impact to the quote five (5) seconds after an Invite is sent or an execution occurs, 2) percentage of responses to Invites within 100 milliseconds, 3) Firm-Up Order quantity as a percentage of CI quantity, and 4) Firm-Up Order minimum quantity as a percentage of CI minimum quantity. A Score will be assigned based on consideration of these measurements. A new sender of CIs that has not been previously assigned a Score will be categorized as Medium during an initial phase, and a new Score (which may be the same or different) will be assigned when the requisite evaluation is performed.

At any time in its reasonable discretion, UBS ATS through an ad-hoc or regularly scheduled governance meeting may revise a Score by changing it to a lower category (i.e. from High to Medium). Such a revision would generally occur in response to a significant intra-month change in CI metrics and/or behavior.

Any change to a Score, regardless of the reason, will be communicated to the affected Subscriber at least one business day before the change is effective.

The UBS ATS does not generate Invites on orders unless indicated to do so by a Subscriber. Senders of CIs are required to send an Invite Grade (as described below) on each CI to indicate what contra CIs an Invite may be sent to. CIs without an Invite Grade will be rejected. TrajX CIs are not required to send an Invite Grade and if sent will be ignored since all TrajX CIs are sent from the UBS Algo. For additional information on Invite Grades, see below section on Conditional Indication Restrictions (Invite Grade).

For additional details and differences between CIs on the continuous trading book vs TrajX CIs please see Part III, Item 11.,

Conditional Indication Restrictions (Invite Grade):

CI restrictions can be used to limit interactions to certain types of CIs on an order by order basis. More specifically, the CI restrictions are available by inserting one of the below values in the Conditional Invite Grade field on a CI or an order:
- Generate Invites to all Conditional Indications (Invite Grade = 1)
- Generate Invites to Conditional Indications with a Medium Score or better (Invite Grade =

2)
- Generate Invites to Conditional Indications with a High Score or better (Invite Grade = 3)
- Generate Invites to Conditional Indications from UBS Algorithms only (Invite Grade = 4)

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ☒ No

If no, identify and explain any differences.

Class A Direct Subscriber CIs are excluded from the UBS ATS monthly evaluation process in which the quality of the CIs and subsequent Firm-Up Orders are measured and assigned a Score. Class A Indirect Subscriber CIs are included in the UBS ATS monthly evaluation process only when not received through the UBS SOR.

Item 10: Opening and Reopening
a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

The UBS ATS is operational during regular US market hours, generally 9:30 AM to 4:00 PM Eastern Time; any orders and CIs received outside of this timeframe are rejected. The UBS ATS will not match in a security until a transaction in such security has been executed on a national securities exchange, the UBS ATS has opened for trading, LULD bands for the security have been publicly disseminated, and there is a valid two-sided quote available (valid, non-crossed, non-locked NBB and NBO are present).

With respect to IPO securities, the UBS ATS will reject orders and CIs in IPO securities received prior to 9:30 AM Eastern Time, and will not match in an IPO security until a transaction in such security has been executed on the security's listing exchange, the UBS ATS has opened for trading, LULD bands for the security have been publicly disseminated, and there is a valid two-sided quote available (valid, non-crossed and non-locked NBB and NBO are present).

Limit Up/Limit Down Bands:
Rights and Warrants are currently exempt from LULD, and UBS ATS will match in such securities without regard to LULD bands.

For all other eligible securities, UBS ATS will match only if LULD bands are present and the effective price of a potential match is not constrained by a LULD band.

Trading Halts:
The UBS ATS will promptly react to "halt" or "pause" messages it receives from the direct market data feeds or the SIP from all U.S. equities exchanges. Upon receipt and processing of halt messages, the UBS ATS will not match in a security during periods in which a security is halted (e.g., subject to a LULD Trading Pause, Single Stock Circuit Breaker, or regulatory halt). The UBS ATS will resume matching when it receives a message from the SIP or direct market data feed of the primary market indicating that trading has resumed in the security (a transaction has occurred on at least one exchange), LULD bands are present, and there is a valid two-sided quote available (valid, non-crossed and non-locked NBB and NBO are present).

Pricing Methodology:

Matches in the UBS ATS are priced based on the NBBO as calculated by UBS by aggregating the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP (for the affected exchange feed(s)) to calculate an NBBO. For example, if UBS's direct market data feed from an exchange is not available the UBS ATS will use the attributed quote for that exchange from the SIP.

Trajectory Cross Order matches are priced at the UBS VWAP. For more information on Trajectory Cross and the definition of UBS VWAP, please refer to Part III, Item 11.

Additionally, when aggregating the top of book quotations to determine the NBBO, the UBS ATS seeks to mitigate quote flickering through performance optimizations. As an example, if an individual network data packet received from an exchange contains multiple price updates for a security, UBS ATS will recognize and use only the last sequential price update contained in the packet.

In the case of the Broker-Dealer Operator declaring "self-help" against a trading center's protected quote due to inaccurate or inaccessible quotes, the UBS ATS NBBO may exclude all quotes from that trading center from the calculation of the NBBO until "self-help" is revoked.

The UBS ATS uses the Limit-Up/Limit-down (LULD) bands communicated through the Securities Information Processor (SIP) market data feeds.

Both Day Orders and IOC Orders are eligible to receive price improvement. Incoming orders are executed against the best priced (lowest seller, or highest buyer) eligible order that is not constrained by a LULD band. When a Day Order is eligible for crossing with an IOC Order, the crossing price is determined by the Day Order's price.

In the case of Conditional Indications (CIs), if a CI sender receives an Invite and responds by sending a Day Order, a match may occur as described above.

The UBS ATS will prevent matches at a price that is determined to be excessively wide. More specifically, if the spread is greater than $0.01 and larger than 10 percent of the offer, the UBS ATS will prevent a match from occurring.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

■ Yes ☐ No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Handling of orders and CIs at the start of regular trading:
The UBS ATS will not match in a security until a transaction in such security has been executed on a national securities exchange, the UBS ATS has opened for trading, LULD bands for the security have been publicly disseminated, and there is a valid two-sided quote available (valid, non-crossed and non-locked NBB and NBO are present). Furthermore, Invitations will not be sent to CIs until the above conditions have been met.

Handling of orders for IPOs (Initial Public Offerings):

The UBS ATS will reject orders and CIs in IPO securities received prior to 9:30 AM Eastern Time. The UBS ATS will reject orders and CIs in an IPO security until a transaction in the IPO security has been executed on the listing national securities exchange, the UBS ATS has opened for trading, LULD bands for the security have been publicly disseminated, and there is a valid two-sided quote available (valid, non-crossed and non-locked NBB and NBO are present).

Handling of orders following a stoppage of trading:
The UBS ATS will promptly react to "halt" or "pause" messages it receives from the direct market data feeds or the SIP from all U.S. equities exchanges. Upon receipt and processing of halt messages, the UBS ATS will not match in a security during periods in which a security is halted (e.g., subject to a LULD Trading Pause, Single Stock Circuit Breaker, or regulatory halt). The UBS ATS will resume matching when it receives a message from the SIP or direct market data feed of the primary market indicating that trading has resumed in the security (a transaction has occurred on at least one exchange), LULD bands are present, and there is a valid two-sided quote available (valid, non-crossed and non-locked NBB and NBO are present).

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?
■ Yes   ☐ No

If no, identify and explain any differences.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?
☐ Yes   ■ No

If yes, identify and explain the differences.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The UBS ATS is a proprietary non-displayed system for continuous matching of orders in NMS Stocks. The UBS ATS matching algorithm searches all buy and sell orders in the UBS ATS to identify orders that may be matched at a price at or better than the NBBO as calculated by UBS ATS by aggregating the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS ATS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP (for the affected exchange feed(s)) to calculate an NBBO.

Definitions for Adaptive Cross Functionality:

- Adaptive Cross (AdaptiveX): Adaptive Cross is a general name which refers to a dynamic prioritization mechanism that operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11) and identifies Subscriber Flows demonstrating consistent trading behavior in individual symbols and Size Bins on one side of the market. This functionality is designed to enhance execution quality by prioritizing Subscriber Flows exhibiting this order and execution consistency.

- Adaptive Cross Model (AdaptiveX Model): The AdaptiveX Model receives order and execution data from the Adaptive Cross Bot at randomized, predetermined intervals. It uses this information to calculate an Adaptive Cross Score, which is then sent to the Adaptive Cross Bot for further processing. The AdaptiveX Model operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11).

- Adaptive Cross Score (AdaptiveX Score): A score calculated and updated throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (except at times noted elsewhere in this Item 11) by the AdaptiveX Model and sent to the Adaptive Cross Bot. The AdaptiveX Score is assigned to each Subscriber Flow in individual symbols and Size Bins on one side of the market. On a daily basis, the AdaptiveX Score will reset to zero for all Subscriber Flows, in all symbols and Size Bins, at system startup of each trading day. The specific AdaptiveX Score for a Subscriber Flow will never be disclosed to any Subscriber.

- Adaptive Cross Priority (AdaptiveX Priority): A type of execution priority that is secondary to price but ahead of time and is designed to enable Subscriber Flows to interact with similarly consistent order flows on the contra side within the UBS ATS, when possible. Within the Adaptive Cross Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any given moment in time, a Subscriber Flow can only have AdaptiveX Priority on one side of the market in an individual symbol and Adaptive Cross Size Bin.

- Adaptive Cross Threshold (AdaptiveX Threshold): The AdaptiveX Threshold is the level at which a Subscriber Flow will or will not be entitled to receive AdaptiveX Priority. This value is set daily on startup and may be updated intraday or overnight by UBS at its sole discretion without notice. Additionally, the same threshold applies consistently across all Subscriber Flows, symbols, and Size Bins, ensuring a uniform standard for AdaptiveX Priority eligibility.

- Adaptive Cross Bot (AdaptiveX Bot): A mechanism that receives all order and execution messages for in-scope order flow and directs certain messages into the AdaptiveX Model for further processing. The AdaptiveX Bot also receives AdaptiveX Scores and determines when to apply or revoke AdaptiveX Priority for a given Subscriber Flow. More specifically, if the AdaptiveX Score is above (below) the AdaptiveX Threshold for a Subscriber Flow, the AdaptiveX Bot will instruct the UBS ATS matching engines to apply (revoke) AdaptiveX Priority for a Subscriber Flow in a specific symbol, side, and Size Bin.

- Adaptive Cross Size Bins (Size Bins): Size Bins are predefined order size categories used within the Adaptive Cross framework to support the calculation of AdaptiveX Scores within each Size Bin. Marketable orders from each Subscriber Flow are analyzed with respect to each Size Bin to determine consistency in order size. This approach helps to ensure a consistent scoring methodology is applied across comparable order sizes. Size Bin boundaries (minimum quantity and maximum quantity order size cutoffs) are determined on a symbol-specific basis by applying percentile calculations to historical original order sizes of ATS trades in individual symbols. These values are then randomized to reduce predictability and mitigate potential information leakage. The resulting Size Bin boundary values are used to compare marketable live order quantities and execution quantities when submitted to the AdaptiveX Model for scoring. The Size Bin logic is calculated overnight on a daily basis and these values are determined on system startup. While each individual symbol may have different Size Bin boundaries, they are applied uniformly across all Subscriber Flows and remain consistent throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N.

AdaptiveX exists inside the UBS ATS' segregated environment and receives certain order and execution messages from all classes of Subscribers (see Part II, Item 5 for Subscriber classification definitions). These messages are received by the AdaptiveX Bot and delivered to the AdaptiveX Model. The AdaptiveX Model analyzes unexecuted marketable orders and executions observed since the last scan by the Model and assigns an AdaptiveX Score to Subscriber Flows based on consistency in side and size ("the Factors") on a per symbol basis. If a Subscriber Flow exhibits consistent behavior in respect of the Factors, the AdaptiveX Score assigned to that Subscriber Flow will accumulate and potentially exceed the AdaptiveX Threshold for a specific symbol. If and when a Subscriber Flow exceeds this threshold in a symbol, that Subscriber Flow will be assigned AdaptiveX Priority above other orders in that same symbol and at the same price.

For any order with AdaptiveX Priority, execution priority is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the AdaptiveX Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any moment in time, if AdaptiveX Priority is not assigned to a specific Subscriber Flow or, more generally, the Adaptive Cross functionality is not in use, execution priority will be determined first by effective price and then by the time of receipt by the UBS ATS.

Furthermore, if a Subscriber Flow with AdaptiveX Priority does not continue to maintain its current behavior (i.e., a lack of marketable observations) or reverses its behavior (i.e., a buyer becomes a seller) the AdaptiveX Score will decay, potentially falling below the predetermined threshold which would cause that Subscriber Flow to lose AdaptiveX Priority for that symbol. Where a Subscriber Flow loses AdaptiveX Priority in a symbol, it may accumulate an AdaptiveX Score at any future time and may potentially reacquire AdaptiveX Priority either on the same side or on the opposite side of the market.

Notes regarding AdaptiveX: (1) Subscriber Flows categorized as Source Category 5 are not eligible for AdaptiveX Priority; (2) Conditional Indications, Immediate or Cancel (IOC), and Conditional Firm-Up orders do not contribute to a Subscriber Flow's AdaptiveX Score; (3) Conditional Firm-Up orders will have AdaptiveX Priority if a Subscriber Flow already has AdaptiveX Priority in the same symbol, Size Bin, and side as the Conditional Firm-Up order; (4) In the case of a Subscriber Flow sending orders on the opposite side of the market from one that established AdaptiveX Priority in a symbol, those orders on the opposite side will not have AdaptiveX Priority until a new consistent pattern is established on that side; (5) Any Subscriber Flow may only have AdaptiveX Priority on one side of the market in a specific symbol and Size Bin at any moment in time; (6) The AdaptiveX Threshold, calculation frequency of the AdaptiveX Model, as well as the Size Bin cutoffs will be managed by UBS at its sole discretion, may be changed without notice, and will not be publicly disclosed; and (7) The Adaptive Cross functionality will be unavailable for a period not exceeding fifteen (15) minutes following the commencement of trading on the ATS, and for a period not exceeding fifteen (15) minutes prior to the conclusion of trading on the ATS. For more information on the ATS's hours of operation, please see Part III, Item 4 of this Form ATS-N. This time range of availability has been implemented for the Adaptive Cross functionality because determining longer-term trading patterns based on activity during these time windows presents significant challenges. As mentioned previously, when the Adaptive Cross functionality is not in use, execution priority within UBS ATS will be determined first by effective price and then by the time of receipt by the UBS ATS.

The UBS ATS has the ability to operate with or without the AdaptiveX Model running, and UBS reserves the right to turn off this functionality for operational stability purposes. As previously noted, turning off this functionality does not affect the trading operations of the ATS. When the functionality is off, the UBS ATS priority will be determined first by effective price and then by the time of receipt by the UBS ATS. The UBS ATS may disable Adaptive Cross under certain conditions, such as: (1) inability to load accurate static data during system startup; (2) malfunction or inoperability of any component responsible for managing Adaptive Cross; (3) periods of extreme market volatility; or (4) detection of unexpected or anomalous system behavior. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Adaptive Cross under other operational stability conditions or circumstances beyond its control. In the event that AdaptiveX functionality is not in use due to such operational issues or circumstances, UBS shall notify Subscribers via its customary email notification procedures.

Definitions related to Trajectory Cross (TrajX) functionality:

- UBS Calculated Volume Weighted Average Price ("UBS VWAP"): This refers to a Volume Weighted Average Price that is calculated by UBS over the Trajectory Cross Interval using Qualified Executions (see below for more detail) from the SIP. The UBS VWAP is calculated the same for all UBS Algo orders.
- Trajectory Cross Interval (Interval): This refers to the time interval determined by the UBS Algo over which each Trajectory Cross Firm-Up Order participates in matching at the UBS VWAP. The Interval will begin when TrajX Firm-up orders on both sides (buys and sells) are accepted by the UBS ATS and will conclude at the End Time unless the Interval concludes early (see below for more information describing when an Interval may conclude early).
- Trajectory Cross End Time (End Time): The specific time by the UBS Algo to both a Trajectory Cross CI and Trajectory Cross Firm-Up Order that determines the time at which the related Interval concludes, unless the Interval concludes earlier than such time (see below for the reasons upon which the Interval may conclude early).
- Trajectory Cross Call Phase (Call Phase): A configurable, discrete point in time occurring after the commencement of each minute, and no earlier than one (1) second and no later than five (5) seconds thereafter, inclusive. During this time period, any open Trajectory Cross CIs are paired with eligible contra Trajectory Cross CIs, and invitations are sent to the applicable Trajectory Cross CI senders. The Call Phase is consistent across all Participants, all symbols, and all Conditional Indications for a given day, and is configured by the UBS ATS. Factors that determine the time of the Call Phase include, but are not limited to, research and analysis, performance impact, improvement to the UBS Algo parent order, or market conditions.

Executions used in the UBS VWAP calculation (Qualified Executions) will exclude any executions that are identified as (1) non-standard settlement, (2) Rule 611 exemption other than ISO, (3) extended hours, (4) out of sequence, (5) any auction, (6) all corrections, (7) all cancellations (also referred to as "trade busts"), and (8) executions with an SRO Trade Detail set except for odd lot, split, distribution, or acquisition.

For Qualified Executions that occur during an Interval and include a fractional share component (e.g., a reported with a transaction quantity of 100.50 shares) will be treated as follows:

- For fractional share transactions where the total quantity of executed shares is less than 1 share, the trade will be rounded up to 1 share; and
- For fractional share transactions where the total quantity of executed shares is greater than 1 share, the fractional share portion of the transaction will be rounded down to the nearest 1 share increment.

TrajX is an order type used to buy or sell a specific quantity of a security during an Interval utilizing CIs and Firm-Up Orders. Executed shares are priced at the UBS VWAP calculated over the applicable Interval.

TrajX CIs and TrajX Firm-Up Orders are only accepted from Class A Direct Subscribers via the Broker-Dealer Operator's algorithmic product suite (UBS Algo) in eligible securities (see Regulatory Considerations below). The UBS Algo must send the End Time to the UBS ATS on all TrajX CIs and TrajX Firm-Up Orders. TrajX CIs are only eligible to pair off with contra TrajX CIs with the same End Time. Similarly, TrajX Firm-Up Orders are only eligible to execute against contra TrajX Firm-Up Orders with the same End Time. TrajX CIs sent after a Call Phase ends will not be eligible to pair off against eligible contra TrajX CIs until the next Call Phase. If the End Time sent by the UBS Algo on a TrajX CI is earlier than the next Call Phase, the TrajX CI will be rejected.

At the time of the Call Phase, any TrajX CIs that can be paired (fully or partially) will be cancelled and the TrajX CI sender will receive an invite message. Following the receipt of such invite message, the recipient has up to 500 milliseconds (Response Window) to submit a TrajX Firm-Up Order; any submission received after the Response Window closes will be rejected. Once the Response Window closes, TrajX Firm-Up Order senders will receive a status message reflecting the total matched quantity. TrajX CIs that cannot be paired will remain open until their End Time at which time they will be cancelled. Accepted TrajX Firm-Up Orders may be matched against one or more contra TrajX Firm-Up Orders and will execute at the End Time at the UBS VWAP.

An Interval may conclude earlier than the originally scheduled End Time for various reasons, including: (i) a cancel message sent by the UBS Algo to the UBS ATS; (ii) if one of the paired TrajX Firm-Up Orders has a limit price and executing the transaction at the UBS VWAP would violate the order's limit price; (iii) due to a symbol-specific or market-wide halt or suspension that prevents further trading activity; (iv) due to a malfunction or inoperability of any component responsible for managing Trajectory Cross; or (v) detection of unexpected or anomalous system behavior that, in the reasonable discretion of UBS ATS, would cause the Trajectory Cross order and execution process to not function as described herein. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Trajectory Cross if operational stability issues arise or circumstances beyond UBS ATS's control warrant such action. If Trajectory Cross functionality is not in use due to such operational issues or circumstances, UBS shall notify Class A Direct Subscribers either verbally or via its customary email notification procedures.

If a TrajX Firm-Up Order is cancelled (by the sender or by UBS ATS), the sender may receive a partial execution (at the prevailing UBS VWAP) that is prorated equal to the proportion of the Interval that had elapsed at the time of cancellation rounded down to the nearest share. In the case where TrajX Firm-Up Orders are canceled due to a trading halt of the underlying security, no executions will occur and unsolicited cancels will be sent back to the sender. Additionally, if at any time during the Interval there is a Qualified Execution on the SIP that violates the limit price of the TrajX Firm-up Order, unsolicited cancels will be sent back to the senders and no executions will occur.

For TrajX Firm-Up Orders to receive an execution for a specific Interval, a minimum of three (3) Qualified Executions must be printed on the consolidated tape during that Interval where such qualifying trades are eligible to be used to calculate the UBS VWAP. If this requirement is not met, the pairing of the TrajX Firm-Up Orders will be broken at the end of the Interval and the TrajX Firm-Up Order senders will receive an unsolicited cancel with no executions.

For crossing restrictions that are applicable to Trajectory Cross please refer to Part III, Item 14.

Because TrajX CIs and TrajX Firm-Up Orders can only be entered by Class A Direct Subscribers via the UBS Algo, all executions are excluded from the UBS ATS monthly scoring process as described in the Grading Process in Part III Item 13.

Trajectory Cross Matching Priority:
Invite priority for TrajX CIs is determined first by CI limit price, then by quantity (size), and then by the time of receipt by the UBS ATS. TrajX Orders sent as a market order with no limit price have the highest priority in the invite phase.

Regulatory Considerations:
- TrajX Firm-Up Orders are executed at a price equal to the UBS VWAP (i.e.. a benchmark price for purposes of Reg NMS Rule 611) for the duration of an Interval; therefore, UBS ATS is not required to execute such transactions within the confines of the NBBO at the end of the Interval. Such transactions are similarly permitted to be executed outside of LULD price bands.

UBS ATS will not accept TrajX CIs or TrajX Firm-Up Orders, nor execute a TrajX Firm-Up Order, in any security subject to a regulatory halt, trading pause, trading suspension, or included in the UBS ATS Disabled List as described in Part III, Item 20.

The UBS ATS also offers Conditional Indication functionality as explained in Part III, Item 9.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

■ Yes   ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Trade Execution:
In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of the match.

If only a partial match of an IOC Order occurs, the remainder of the IOC Order will be cancelled. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the UBS ATS (and retain its original time priority) until it is matched, cancelled or expires. Once a match occurs, the UBS ATS sends electronic messages containing execution reports to the sender of the order.

EXECUTION TIME STAMPS: The matching engine assigns an execution timestamp to specify the time at which an order (or part of an order) is executed. The sequence of each execution timestamp may vary slightly from the sequence of actual execution times recorded in the matching engine due to the parallel processing of messages through multiple paths. Despite any such variation in sequencing, the execution time recorded in the matching engine is determinative. If Subscribers seek information to confirm that order priority was respected, UBS ATS will reasonably, on a best-efforts basis, make available the actual execution times recorded in the matching engine to demonstrate order priority was honored.

NBBO on EXECUTIONS: In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of match.

LOCKED/CROSSED MARKETS: The UBS ATS will not execute a transaction if the NBBO is either locked or crossed.

PARTIAL EXECUTION: If only a partial execution of an IOC Order occurs, the remainder will be cancelled. If a partial execution of a Day Order occurs, the remainder will remain in the UBS ATS (and retain its original time priority) until it is executed, cancelled or expires. Once an execution occurs, the UBS ATS sends electronic messages containing execution reports to the original sender of the order.

REGULATION NMS: The UBS ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all matches in the UBS ATS will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). The UBS ATS will accept orders outside of the LULD bands; however, it will not execute if the effective match price were to be outside of the LULD bands.

ERRORS and CLEARLY ERRONEOUS EXECUTIONS: The UBS ATS handles execution errors in accordance with the Global Equities Handbook (the "Handbook"). The Handbook requires notification of errors to the relevant Supervisor, and applies the standards of the risk management framework. The UBS ATS will determine a course of action based on the facts and circumstances surrounding such errors. For instance, one or both sides of the trade could be cancelled. The UBS ATS will apply the same standard of review to potentially clearly erroneous executions ("CEEs") as set forth in the applicable rules of the self-regulatory organizations. Following a determination of a CEE by the primary market, UBS ATS will cancel both sides of any match impacted by the CEE determination. Additionally, requests for the UBS ATS to review a potential CEE must be submitted to the UBS ATS via email (submitted to ats@ubs.com) within 30 minutes of the subject match.

PRINCIPAL NO SELF-MATCH: The UBS ATS will not effect a match when both sides of the potential match are principal orders from the same legal entity of a Class B Direct or Class B Indirect Subscriber.

MINIMUM QUANTITY: Orders may be routed to the UBS ATS with a minimum quantity value specified; the quantity may be managed by Subscribers on an order-by-order basis. When a minimum quantity is used, the UBS ATS will only perform a match if the specified number of shares or greater are available from a single eligible contra side order. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book.

UBS PIN: The UBS Price Improvement Network in the US ("UBS PIN (US)") is a differentiated segment of liquidity operated within the UBS ATS. UBS PIN (US) facilitates interaction between any combination of UBS Retail Orders, UBS institutional algorithmic order flow, and UBS Principal Orders. Executions on crosses between Source Category 1 and Source Category 2 orders, or between two Source Category 2 orders, will include an identifier describing the execution as a "UBS PIN" execution from the UBS ATS. All other executions from the UBS ATS will not use this identifier.

For other rules and procedures of the UBS ATS as it pertains to this section please see Part III, Item 10.

    d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

    ■ Yes   ☐ No

If no, identify and explain any differences.

Item 13: Segmentation; Notice

    a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

    ■ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

UBS ATS segments incoming order flow into one of five Source Categories (named Source Category 1 through 5). Source Categories are used by the UBS ATS when applying certain crossing restrictions.

Grading Eligibility
- Orders not received from the UBS SOR are eligible for grading.
- Orders received from the UBS SOR are not eligible for grading.

Qualitative Attributes for Source Categories 1 and 2:
- Source Category 1: Retail Orders from RMM received through the UBS SOR. "Retail Orders" are held orders submitted to RMM, irrespective of whether the orders have been attested as meeting the definition in NYSE Rule 107C(a)(3).
- Source Category 2: Certain orders received from the UBS SOR (e.g., institutional, retail broker-dealer, UBS Affiliate, UBS Principal, third-party broker-dealers representing "Private Wealth Management" clients or similar high net worth individuals); or through Sponsored Access where the underlying client is an institutional client of UBS (this includes clients transacting with full attribution through "Single Ticket" clearing arrangements administered by other broker-dealer firms). A Single Ticket clearing arrangement refers to an institutional client using a broker-dealer to reduce clearing costs and operational complexity around account allocations.

ATS Execution Forum

The ATS Execution Forum, consisting of representatives from the ATS Desk, Quant/Analytics, and Compliance & Operational Risk Control, is the recognized forum within the UBS Investment Bank which governs execution quality of the UBS ATS. The ATS Execution Forum meets monthly, and examines and evaluates the activity of Subscribers that are eligible for grading within the ATS, including, but not limited to:
- Subscriber Source Category Segmentation
- Subscriber Grading of Conditional Indications
- Reversion Based Subscriber Suspension

Initial Source Category Placement:

Class A Indirect Subscribers, Class B Direct Subscribers, and Class B Indirect Subscribers may request to have their order flow split into separate Subscriber Flows for the purposes of grading by sending an email request to the UBS ATS. Initial Source Category placements will remain in effect until the UBS ATS Execution Forum has sufficient data to provide a statistically significant analysis and decision.

- All Class A Direct Subscriber orders will be placed into the Source Category determined by the Broker-Dealer Operator depending on client type. The Broker-Dealer Operator does not split Subscriber Flows for grading purposes.
- All Subscriber Flows that are new business from clients defined as a Class A Indirect Subscriber, a Class B Direct Subscriber, or a Class B Indirect Subscriber will initially be placed in Source Category 5.
- All new Subscriber Flows that are created by separating existing business, for the purpose of Source Category Grading will initially be placed in the current Source Category of the existing Subscriber Flow.

Grading Process and Reversion Analysis

The ATS Execution Forum performs a quantitative review of reversion metrics (the "Grading Process") for Subscriber Flow eligible for grading for the prior 3 months of trading activity (the "Review Period") and utilizes several reversion metrics, all of which involve a notionally weighted price difference expressed as a percentage of the spread at time of execution, where the price difference can be based on:

- The difference between the midpoint at time of execution and the midpoint one second after the trade ("mid-to-mid").
- The difference between the execution price and the midpoint one second after the trade ("exec-to-mid").

Eligibility for a specific source category is determined by one or more reversion metrics ("eligibility reversion"):

- PIN Eligibility Reversion: This determines whether a Subscriber Flow that is qualitatively eligible for access to Source Category 2 can be assigned to that Source Category. It is calculated by looking at the exec-to-mid reversion against UBS Algo Midpeg Day Orders.
- Source Category 3 Anchor Set Eligibility Reversion: This determines eligibility for inclusion in the Source Category 3 Anchor Set, which is further described below. It is calculated by looking at the mid-to-mid reversion against Source Category 3 Anchor Set flow, as described below.
- Source Category 3 Eligibility Reversion: This determines whether a Subscriber Flow is eligible to be categorized as Source Category 3. It is calculated by looking at executions against the Source Category 3 Anchor Set, using a combination of metrics as described below.
- Source Category 4 Eligibility Reversion: This determines whether a Subscriber Flow can be categorized as Source Category 4. It is calculated by looking at the aggregate mid-to-mid reversion of all executions for a given Subscriber Flow.

As mentioned above, eligibility for inclusion in Source Category 3 is determined by looking at reversion against the Source Category 3 Anchor Set ("Anchor Set"), which consists of UBS Algo Flow, and certain Class B Direct and Indirect Subscriber Flow. Class B Subscriber Flow is re-evaluated for inclusion in the Anchor Set on a monthly basis by reviewing executions during the Review Period. The first step of the process of constructing the Anchor Set for a given Review Period involves identifying the Class B

Anchor Set Candidate Flow, which consists of all Class B Subscribers that have been assigned to Source Category 3 for the entirety of the Review Period. The Anchor Set is then constructed using the UBS Algo Flow, and some or all of the Class B Anchor Set Candidate Flow such that all Class B Subscriber Flow in the Anchor Set has an Anchor Set Eligibility Reversion of less than or equal to 10% (in other words, all Class B Subscriber Flow in the Anchor Set has an aggregate mid-to-mid reversion against the rest of the Anchor Set that is less than or equal to 10% and has also been categorized as Source Category 3 for the entirety of the Review Period). If a Class B Subscriber is included in the Anchor Set for a given Review Period, it is kept in Source Category 3 and will be re-evaluated for continued inclusion in the Anchor Set at the next monthly review

Order flow not received from the UBS SOR that is not in the Anchor Set, but is categorized as being in Source Category 3 or Source Category 4 at the time of the current monthly review is then evaluated for subsequent inclusion in Source Category 3 by looking at the Source Category 3 Eligibility Reversion, which is defined as the more impactful of the following two metrics:

- The Subscriber's mid-to-mid reversion against all Anchor Set flow where the Anchor Set is willing to interact with Source Category 4, as determined by the crossing restriction on the Anchor Set order. (Note that, as described in Part III Item 14, of all Anchor Set flow, only the UBS Algos are able to restrict crossing against Source Category 4.)
- A blended reversion looking at the Subscriber's executions against all Anchor Set flow, where the exec-to-mid metric is used when the Anchor Set order is a Midpeg Day Order, and the mid-to-mid metric is used otherwise.

Additional elements of the reversion analysis:
- Material outliers are excluded from the analysis.
- Any execution where either side is a Firm-Up in response to a Conditional Invitation is excluded from the analysis.
- Measurement is based on a notional weighted average over a trailing three (3) month period.
- The analysis considers both Day and IOC Orders
- When a Subscriber Flow is moved to a less restrictive Source Category (e.g., from Source Category 5, to Source Category 4), to remain in the new Source Category the Subscriber Flow's reversion metrics must meet the thresholds described below for its first month in the new Source Category as well as for the entirety of the Review Period. In subsequent months, only the reversion during the Review Period is considered. For example, if a Subscriber Flow is in Source Category 5, and its Source Category 4 Eligibility Reversion is less than 25% for the current Review Period, and it is moved into Source Category 4, its Source Category 4 Eligibility Reversion must be less than 25% for its first month in Source Category 4 in addition to the normal Review Period. After the first month in Source Category 4, the Source Category 4 Eligibility Reversion would be allowed to exceed 25% as long as the Reversion for the duration of the Review Period is still less than 25%.

A revision to Source Category can only move lower one grade at a time (e.g., from Source Category 5 to Source Category 4, or from Source Category 4 to Source Category 3)

At any time in its reasonable discretion, UBS ATS management may revise a Source Category for any Subscriber Flow regardless of grading eligibility by changing it to a higher grade (e.g., from Source Category 3 to Source Category 4). Such a revision would generally occur in response to a significant change in client behavior or a consistent fluctuation of a Source Category grade, and the determination would be documented in the UBS ATS Execution Forum meeting minutes.

Source Categories used in the UBS ATS are defined as follows:

- Source Category 1: Order flows that meet the qualitative attributes for Source Category 1.
- Source Category 2: Order flows that (i) meet the qualitative attributes for Source Category 2 and are not eligible for grading; or (ii) meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level of the order flow is less than or equal to 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and the Source Category 4 Eligibility Reversion is less than 25%.
- Source Category 3: Consists of (i) Order flows that meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level is greater than 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and Source Category 4 Eligibility Reversion is less than 25%; (ii) Class B Subscribers that are included in the Source Category 3 Anchor Set; (iii) Order flows that do not meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above, and that are not included in the Source Category 3 Anchor Set, where the Source Category 3 Eligibility Reversion level is less than or equal to 10% and the Source Category 4 Eligibility Reversion level is less than or equal to 25%; or (iv) all other order flows received that do not meet the qualitative attributes for Source Category 1 and Source Category 2 and are not eligible for grading.
- Source Category 4: Any order flows eligible for grading where the Source Category 3 Eligibility Reversion level is greater than 10% and the Source Category 4 Eligibility Reversion level is less than or equal to 25%.
- Source Category 5: Any order flows eligible for grading where the Source Category 4 Eligibility Reversion level is greater than 25%.

Restricting Crossing Against a Specific Source Category

For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ■ No

If no, identify and explain any differences.

Class A Direct Subscriber orders may be designated as Source Category 1, 2, 3, 4, or 5. For Class A Direct Subscriber orders entered through the UBS SOR, the Broker Dealer Operator will indicate to the UBS ATS the Source Category that the order should be placed in.

Class A Indirect Subscriber orders may be designated as Source Category 2, 3, 4, or 5. For Class A Indirect Subscriber orders entered through the UBS SOR, the Broker Dealer Operator will indicate to the UBS ATS the Source Category that the order should be placed in.

All Class B Subscriber orders are eligible for grading and may only be designated as Source Category 3, 4, or 5.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

■ Yes ☐ No

    d.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

■ Yes ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

All Class B Direct and Indirect Subscribers are informed at the outset of their initial Source Category.

All Class A Indirect and Class B Subscribers' Score will start at medium quality.

All Subscribers eligible for grading will be informed in writing when the Source Category or Score attributed to each Subscriber Flow originated by them, as the case may be, has been revised to a different Source Category or Score.

Any changes to Source Category or Score will be communicated via email, sent directly to Person(s) designated by the Subscriber. Changes to Source Category or Score cannot be contested.

    e.   If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

■ Yes ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

    a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

■ Yes ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Crossing Restrictions:

The UBS ATS allows all Subscribers to use the following optional crossing restrictions to limit interactions with certain orders, CIs and trading interest:

- No Self Cross: To prevent crossing against a Subscribers "own orders or CIs" (orders or CIs sent that have the same flow identifying name). The No Self Cross restriction can be configured at the UBS ATS upon request to prevent self-crossing across multiple flow identifying names ("Family Group"). It can also be managed by the Subscriber on an order-by-order basis within the same flow identifying name. However, no self cross is always assumed to have been sent if the flow identifying name is in a Family Group. This restriction will apply to Trajectory Cross orders.

- No UBS Principal: To prevent crossing against UBS Principal Orders or CIs; managed by Subscribers on an order-by-order basis. This restriction will apply to Trajectory Cross orders.

- Round Lot Only: To prevent crossing in other than round lot quantities; managed by Subscribers on an order-by-order basis. This restriction will not apply to Trajectory Cross orders.

- PeggedMidPointMode: The UBS ATS supports two variants of midpoint Pegged Orders or CIs: (1) FillToLimit (default), and (2) FillToMidpoint. For orders, the variant only affects execution price if the limit price on the order is less aggressive than the midpoint (i.e., a buy order with a limit price below the midpoint or a sell order with a limit price above the midpoint). If FillToLimit is selected, these orders may fill away from the midpoint, whereas orders with FillToMidpoint selected will not. For CIs, the variant may affect if an Invite can be generated. This restriction will not apply to Trajectory Cross orders.

- Enable Conditionals: To enable a Day Order to interact with Conditional Indications; this crossing restriction can be managed by Subscribers on an order-by-order basis. This restriction is not applicable to Trajectory Cross orders.

- Minimum Quantity: Orders and CIs may be sent to the UBS ATS with a minimum quantity value specified, and managed by Subscribers on an order-by-order basis. When used, UBS ATS will only match or generate an Invite when at least the specified number of shares is available from a single eligible contra side order or CI. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book. This restriction will not apply to Trajectory Cross orders.

Restricting Crossing Against a Specific Source Category

The below crossing restrictions may be sent to the UBS ATS by each Subscriber on an order by order basis by sending the appropriate crossing restriction value on each order, or by the UBS SOR on behalf of the Subscriber. These Source Category restrictions will not apply to Trajectory Cross orders. For details regarding available values please see the UBS ATS Specification at www.ubs.com/ats.

- Class A Direct Subscriber orders originating from RMM could be opted out of crossing with contras in Source Categories 3, 4 and/or 5. These crossing restrictions are determined by RMM and sent to the UBS ATS by the UBS SOR on behalf of RMM.
- Class A Direct Subscriber orders categorized as Source Category 2 could be opted out of crossing with contras in Source Categories 3, 4 and/or 5. These crossing restrictions are sent to the UBS ATS by the UBS SOR on behalf of the Subscriber. For this case, the Subscriber may only determine to opt out of crossing with contras in Source Categories 4 and/or 5. Only the UBS SOR may determine to opt out of crossing with contras in Source Category 3.
- Class A Direct Subscriber orders categorized as Source Category 3 could be opted out of crossing with contras in Source Categories 4 and/or 5. These crossing restrictions could be sent to the UBS ATS by the Subscriber and/or by the UBS SOR on behalf of the Subscriber, and may be determined by the Subscriber or the UBS SOR.
- Class A Indirect Subscriber orders categorized as Source Category 2 or 3 could be opted out of crossing with contras in Source Category 4 and/or 5. These crossing restrictions could be sent to the UBS ATS by the Subscriber and/or by the UBS SOR on behalf of the Subscriber and may be determined by the Subscriber or the UBS SOR.
- Class A Indirect Subscriber orders categorized as Source Category 2 could be opted

out of crossing with contras in Source Category 3, 4 and/or 5. For this case, the Subscriber may only request UBS to opt out of crossing with contras in Source Categories 4 and/or 5. Only the UBS SOR may determine to opt out of crossing with contras in Source Category 3.

- All Subscribers in the UBS ATS could opt out of crossing with contras in Source Category 5. These crossing restrictions could be determined and sent to the UBS ATS by Subscribers and/or by the UBS SOR on behalf the Subscriber.

Conditional Indication Restrictions:

Conditional Indication restrictions can be used to limit interactions to certain types of Conditional Indications. More specifically, the Conditional Indication restrictions are available for Conditional Indications and firm order messages, on an order-by-order basis, by inserting one of the below designated values in the Conditional Invite Grade field:
- Generate Invites to all Conditional Indications (Invite Grade = 1)
- Generate Invites to Conditional Indications with a Medium Score or better (Invite Grade = 2)
- Generate Invites to Conditional Indications with a High Score or better (Invite Grade = 3)
- Generate Invites to Conditional Indications from UBS Algorithms only (Invite Grade = 4)

This restriction will not apply to Trajectory Cross orders.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ■ No

If no, identify and explain any differences.

Restricting Crossing Against a Specific Source Category

For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

Item 21: Trade Reporting
a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

When a match occurs, the UBS ATS will report the trade to a recognized trade reporting facility (TRF) operated by a self-regulatory organization using the UBSA MPID. The UBS ATS has the ability to report trades to the NYSE TRF and the NASDAQ TRF. Both are used as primary and backup for each other and both are actively used on a regular basis.

The UBS ATS does not submit a trade report for a match between two orders for principal accounts owned by the Broker-Dealer Operator.

Trajectory Cross executions will be reported to a trade reporting facility with the appropriate benchmark/derivatively priced trade identifier.

The Broker-Dealer Operator has a centralized process for performing ~~OATS~~CAT reporting inclusive of transactions executed in the UBS ATS. Equities trading and order management systems of the Broker-Dealer Operator submit individual books and records files detailing all transactional events, including orders, amended orders, cancelled orders, order routes, executions, amended executions and cancelled executions. These records are used in connection with certain regulatory reports made by the Broker-Dealer Operator, including ~~OATS~~CAT. The UBS ATS does not submit ~~OATS~~CAT reports for Conditional Indications, which is consistent with ~~FINRA's OATS~~ CAT guidance.

For purposes of Rule 605 of Regulation NMS, UBS compiles and prepares a monthly report addressing execution quality and publishes the report in accordance with the rule.

b.   Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?
■ Yes   ☐ No

If no, identify and explain any differences.

Item 23: Market Data
a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

The UBS ATS consumes three functionally identical sources of direct market data for Nasdaq, Nasdaq PSX, Nasdaq BX, NYSE, NYSE ARCA, and NYSE National where, weather permitting, the third source uses a faster transport layer over wireless technology. All other exchange direct market data feeds are transmitted over landline only.

All events that require market data use the direct feeds when possible, but may alternatively use the Securities Information Processor (SIP) when necessary. As an example, the UBS ATS uses the SIP for the Limit-Up Limit-Down bands. Matches in the UBS ATS are priced based on a Best Bid Offer ("BBO") aggregated from the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP for the affected exchange feed(s) to calculate the BBO. For example, if UBS's direct market data feed from an exchange is not available, the UBS ATS will use the attributed quote for that exchange from the SIP.

Additionally, when aggregating the top of book quotations to determine the BBO, the UBS ATS seeks to mitigate quote flickering through performance optimizations. As an example, if an individual network data packet received from an exchange contains multiple price updates for a security, UBS ATS will recognize and use only the last sequential price update contained in the packet.

In the case of the Broker-Dealer Operator declaring "self-help" against a trading center's protected quote due to inaccurate or inaccessible quotes, the UBS ATS BBO may exclude all quotes from that trading center from the calculation of the BBO until "self-help" is revoked.

LULD bands will be taken from the most direct source, which typically will be the SIP that calculates the bands for the particular security.

UBS ATS uses trade messages from the SIP market data feed to calculate the UBS

VWAP for Trajectory Cross.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?
    ■ Yes   ☐ No

If no, identify and explain any differences.